NAME OF REGISTRANT: Chubb Limited

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

The following is an amended version of the exempt solicitation previously filed on EDGAR on April 7, 2025. The changes to the solicitation include: the addition of language required by Securities and Exchange Commission (“SEC”) Compliance and Disclosure Interpretation (“C&DI”) 126.06 clarifying that the filer does not beneficially own more than $5 million in securities of the Registrant company, the removal of the claims that “in 2023, 77% of Chubb’s direct premiums were written for fossil fuels,” that the “CSRD [may] require companies generating revenue above a minimum threshold in the EU, including Chubb, to report their Scopes 1 – 3 emissions,” that the “Corporate Sustainability Due Diligence Directive… [may] require companies to produce a climate transition plan…” and “California’s Climate Corporate Data Accountability Act…[may] mandate reporting on Scopes 1 – 3 emissions. Requirements for emissions reporting [may] be phased in, with Scope 3 disclosures [expected to begin] in 2027.”

Additionally, contrary to Chubb’s assertions, that Green Century did not mail or otherwise disseminate the Proponent Notice to Chubb’s shareholders, Green Century disseminated the Proponent Notice to Chubb shareholders prior to filing on Edgar, as required by C&DI 126.08.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Green Century Equity Fund does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Agenda Item No. 13 on Chubb Limited’s

2025 Proxy Statement:

Shareholder Proposal on Scope 3 Greenhouse Gas Emissions Reporting

Chubb Limited Symbol: (CB)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at Chubb Limited (hereby referred to as “Chubb” or “the Company”) in its 2025 proxy statement. The proposal asks the Company to issue a report disclosing the greenhouse gas (GHG) emissions from its underwriting, insuring, and investment activities.

The Proponent believes taking such action will serve the long-term interests of the Company by reducing physical, transition, regulatory, competitive, and reputational risks while addressing investor concerns over inadequate disclosure practices.

RESOLVED: Shareholders request that Chubb issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from its underwriting, insuring, and investment activities.

RATIONALE FOR A “YES” VOTE

1.	Physical and Transition Risks – Chubb faces growing physical and transition risks from climate change that are heightened by its underwriting, insurance, and investment activities. A key step toward understanding and mitigating these risks is enhanced disclosure of the emissions compounding them.
2.	Failure to Meet Investor Expectations – Chubb fails to provide investors with sufficient emissions data to assess its contribution to and mitigation of climate risks.

3.	Regulatory Risk – Without fulsome GHG emissions disclosures, investors are concerned Chubb may not be prepared to meet forthcoming regulations that will require disclosing Scope 3 emissions.
4.	Competitive and Reputational Risk – Chubb lags peers in disclosing Scope 3 emissions, creating competitive and reputational risks as the government and media scrutinize insurance companies’ role in and response to climate change.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Agenda Item 13 following the instructions provided on the management’s proxy mailing.

EXECUTIVE SUMMARY

The insurance industry is exposed to significant financial risk from climate change. In 2024, 78% of the USD $145B of global insured losses from natural disasters were recorded in the U.S., and the insured losses of USD $113B in the U.S. greatly exceeded the average since 2000 ($58B).1 The share of insured weather losses attributed to climate change rose 6.5% over the last decade, and Swiss Re reported insured losses are expected to double within the next ten years.2

Climate change impacts insurers’ ability to set prices that compensate for volatile climate risk—a key aspect of generating competitive returns.3 As climate disasters become more frequent and unpredictable, insurance companies are less able to model climate risk and adjust prices accordingly.4 While testifying before the U.S. Senate, the president of Aon PLC claimed that climate change has produced “a crisis of confidence around the ability to predict loss.”5

In response, many insurance companies are leveraging climate data to mitigate the risks climate change poses to their business. In a survey representing about 91% of the global insurance market, 76% of respondents reported tracking and using climate-related indicators, including GHG emissions, percentage of listed assets exposed to high transition-sensitive sectors, and green and sustainable investments.6 This data augments insurers’ understanding of how physical and transition risk will impact returns and the steps they can take to mitigate those impacts.

Chubb acknowledges the physical, transition, and liability risks climate change poses to its business and that “the increasing impact of climate change could affect our cost of claims, loss ratios, and financial results.”7 Chubb Chief Executive Evan Greenberg predicted the recent California wildfires will cost the Company $1.5 billion.8 At an annual gathering of risk and insurance professionals, Greenberg said: “The cost of climate change, to state the obvious: Going up. This is not a short-term thing that’s going to go away.”9

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1 https://www.aon.com/en/insights/reports/climate-and-catastrophe-report, 3 & 28

2 https://insure-our-future.com/wp-content/uploads/2024/12/IoF-Scorecard-2024.pdf, 5; https://www.swissre.com/press-release/New-record-of-142-natural-catastrophes-accumulates-to-USD-108-billion-insured-losses-in-2023-finds-Swiss-Re-Institute/a2512914-6d3a-492e-a190-aac37feca15b

3 https://www.cbo.gov/publication/60674

4 https://www.cbo.gov/publication/60674

5 https://www.scientificamerican.com/article/climate-change-is-destabilizing-insurance-industry/

6 https://www.iais.org/uploads/2024/12/Global-Insurance-Market-Report-2024.pdf, 69

7 https://investors.chubb.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=18231737, 19, 26

8 https://s201.q4cdn.com/471466897/files/doc_downloads/2025/01/Chubb-4Q24-Transcript-January-29-2024.pdf,

9 https://www.wsj.com/articles/pricier-insurance-makes-sense-as-climate-risk-grows-chubb-ceo-says-5e5d53b2

Despite the risk climate change poses to its business, Chubb has not disclosed the Scope 3 emissions associated with its underwriting, insuring, and investment activities. In the absence of a report on how the Company is measuring and disclosing its insured and invested emissions, neither Chubb nor its investors have insight into the majority of the Company’s GHG emissions, their associated climate risks, and Chubb’s progress to mitigate the transition, regulatory, competitive, and reputational risks that increasing GHG emissions poses to its business.

I.	TRANSITION AND PHYSICAL RISKS

Insurance companies face transition and physical risks from climate change that are compounded by their fossil fuel underwriting and investing activities. As the economy shifts to renewables, companies continuing to finance and invest in carbon-intensive industries may face negative impacts to asset valuations, profitability, investments, and shareholder returns.10

Insurance companies are projected to incur substantial losses on fossil fuel investments.

•	In the case of a rapid and disorderly transition in 2026, one report found aggregate expected losses on bonds across the coal mining, oil & gas, power, and automotive sectors range from USD $7B to $28B. Delaying the transition by eight years increases losses to USD $14B to $40B.[11]
•	An International Association of Insurance Supervisors study reported that there would be a drop in insurers' available capital of over 14% under a disorderly transition scenario and to almost 50% under a “too little, too late” scenario.[12]
•	Global estimates of potential stranded fossil fuel assets amount to at least $1 trillion, and much of the market risk (15%) falls on private investors in OECD countries through pension funds and financial markets.[13]

Insurance companies face additional physical risks from more frequent and severe weather increasing their insured losses, particularly in property and casualty lines.14 2023 had the highest number of billion-dollar disasters in one year, and natural catastrophe losses in 2024 rose nearly $74B higher than the 30-year inflation-adjusted average.15 A study in The Journal of Climate Finance concluded that climate risks significantly reduce insurers’ profitability, and that for every 1 unit increase in physical risk, ROE decreases by 10.36 units on average.16At the same time, Chubb and its subsidiaries continue to underwrite the fossil fuel infrastructure intensifying climate change and the physical risks it poses to its business.17

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10 https://www.mckinsey.com/capabilities/sustainability/our-insights/the-economic-transformation-what-would-change-in-the-net-zero-transition; https://www.nature.com/articles/s41558-022-01356-y; https://www.lse.ac.uk/granthaminstitute/explainers/what-are-stranded-assets/; https://www.nature.com/articles/s41558-022-01356-y

11 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/TheHiddenCostOfDelayingClimateActionForWestCoastInsuranceMarkets.pdf, 11

12 https://kpmg.com/xx/en/our-insights/regulatory-insights/regulating-for-climate-change-in-insurance.html

13 https://www.lse.ac.uk/granthaminstitute/explainers/what-are-stranded-assets/; https://www.nature.com/articles/s41558-022-01356-y

14 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

15 https://www.climate.gov/news-features/blogs/beyond-data/2023-historic-year-us-billion-dollar-weather-and-climate-disasters; https://www.insurancejournal.com/news/international/2025/01/09/807524.htm

16 https://doi.org/10.1016/j.jclimf.2024.100053

17 https://science.nasa.gov/climate-change/extreme-weather/

Chubb is a leading insurer in investing in and underwriting fossil fuel projects that increase physical and transition risk.

•	In 2024, Chubb was ranked one of the top oil and gas insurers.[18]
•	Chubb and its subsidiaries insured fossil fuel expansion, including the Cameron liquid natural gas (LNG) terminal, Tacoma LNG terminal, and Freeport LNG terminal.[19]
•	A Senate Committee linked a Chubb subsidiary to BP’s oil and gas exploration in the Arctic and to oil exploration in Brazil.[20]

By investing in and insuring fossil fuel projects, Chubb is exacerbating already rising insured losses from climate-related natural disasters. These losses ultimately impact shareholder returns. Disclosing the emissions associated with underwriting, investing, and insuring activities would allow Chubb to better assess its contributions to climate change, associated climate-related risks, and the impact of any mitigation steps over time.

II.	FAILURE TO MEET INVESTOR EXPECATIONS

Despite the transition and physical risk climate change poses to Chubb’s business, the Company has yet to disclose the emissions associated with its underwriting, insuring, and investing activities. Chubb discloses Scopes 1 and 2 operational emissions. Yet, a McKinsey analysis found the insurance underwriting portfolio accounts for roughly 50% of total enabled emissions, and the investment portfolio accounts for the other half of total emissions for a typical P&C insurer.21

Chubb asserts that its existing climate strategies and disclosures make Scope 3 emissions reporting unnecessary. This claim misses the purpose of the proposal, which is to better understand the extent of Chubb’s carbon footprint and if the Company’s existing policies are effectively reducing emissions.

•	A study in Nature found that a common, and early as practicable, base year for emissions is imperative to tracking progress and limiting warming, with every year of delayed action necessitating a higher rate of decarbonization and further exposure of billions of investment dollars to transition risk.[22]

•	PwC cites that calculating insurance associated emissions can lead to a competitive advantage by creating transparency for stakeholders and better managing climate-related transition risks.[23]

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18 https://insure-our-future.com/wp-content/uploads/2024/12/IoF-Scorecard-2024.pdf

19 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf

20 https://www.washingtonpost.com/climate-environment/2023/06/09/investigation-insurance-companies-fossil-fuels/

21 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake; SBTi is in alignment with this finding, https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf p.10

22 https://www.nature.com/articles/s41467-022-31143-4

23 https://www.casact.org/sites/default/files/2023-06/23_Spring_CS-3.pdf, 7

•	An MSCI survey found that 88% of investors in both North America and Europe analyze the emissions of their investments to more fully consider the risks to their investments.[24]

Despite disclosing global written premiums for renewable energy and the number of clients Chubb engages regarding its methane criteria,25 these metrics do not provide insight into how these initiatives translate to emissions reductions or climate mitigation progress.

Measuring and disclosing the emissions from Chubb’s underwriting, investing, and insuring will provide the Company and its investors with critical information on Chubb's contribution and exposure to climate risk and allow it to better evaluate and diminish risks by considering the environmental impact of its business and investments.

III.	REGULATORY RISK

Chubb faces regulatory risks from requirements that will mandate Scope 3 emissions disclosures faces regulatory risks from requirements that will mandate Scope 3 emissions disclosures, including the GHG emissions from underwriting, insuring, and investing in fossil fuels.

European and American jurisdictions are recognizing the role of companies in reducing total GHG emissions by mandating Scope 3 emissions disclosures. In continuing to delay independently verified full value chain emissions reduction targets, Chubb may not be prepared to meet forthcoming regulatory requirements in California and the EU.

•	In 2023, the EU adopted the Corporate Sustainability Reporting Directive (CSRD) rule. CSRD may require companies generating revenue above a minimum threshold in the EU, including Chubb, to report their Scopes 1 – 3 emissions.[26] As of December 31, 2024, 20 countries have adopted legislation implementing the CSRD and another six have proposed legislation.[27]

•	The EU published the Corporate Sustainability Due Diligence Directive (CS3D) in 2024. It may require companies to produce a climate transition plan and short-term and medium-term targets for their full value chain. Scope 3 emissions data will be necessary to set targets.[28]

•	California’s Climate Corporate Data Accountability Act was signed into law in 2023 and may mandate reporting on Scopes 1 - 3 emissions. Requirements for emissions reporting may be phased in, with Scope 3 disclosures expected to begin in 2027. [29]

Chubb has yet to report on progress toward reaching regulatory compliance for Scope 3 emissions disclosures, is seemingly ill-prepared to set targets, and exposed to regulatory risks for non-compliance.

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24 https://www.msci-institute.com/themes/climate/climate-change-dominates-investors-outlook-stanford-msci-sustainability-institute-survey-finds/

25 https://about.chubb.com/content/dam/chubb-sites/chubb/about-chubb/citizenship/environment/pdf/chubb-2024-climate-related-financial-disclosure.pdf, 12

26 https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32022L2464

27 https://www.pwc.com/gx/en/services/tax/tax-esg/pwc-eu-member-state-status-update-nov-2024.pdf; https://www.ropesgray.com/en/insights/viewpoints/102jvau/eu-corporate-sustainability-reporting-directive-transposition-update

28 https://commission.europa.eu/business-economy-euro/doing-business-eu/sustainability-due-diligence-responsible-business/corporate-sustainability-due-diligence_en

29 https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202320240SB253

IV.	COMPETITIVE AND REPUTATIONAL RISK

As media and government pressure mounts on insurers for failing to mitigate the climate risks impacting their business and customers, companies that do not demonstrate meaningful progress to reduce emissions will experience heightened reputational risks. Chubb also lags peers in disclosing its Scope 3 emissions and may confront additional competitive risk as peers more effectively address the transition, physical, and reputational risks of climate change.

The media and government are drawing attention to the role of the insurance industry in enabling climate change.

•	Major news outlets increasingly cover how insurers’ contribution to and mishandling of climate risk impacts consumers, including The Wall Street Journal,[30] The Washington Post,[31] Bloomberg,[32] and The New York Times,[33]

•	In 2022, 16 U.S. representatives sent a public letter to Chubb for continuing to invest in fossil fuel expansion projects despite the risks the projects pose to the country's economic stability and furthering the climate crisis.[34]

•	In 2023, U.S. lawmakers investigated seven major insurers, including Chubb, for continuing to insure and invest billions of dollars in fossil fuel projects and failing to report on how they underwrite, invest in, and profit from the fossil fuel industry.[35]

Chubb’s industry peers are ahead in disclosing Scope 3 emissions from underwriting, investing, and insuring and taking steps to mitigate climate risks.

•	Swiss Re,[36] a.s.r.,[37] Achmea,[38] NN Group,[39] and Fidelis MGU[40] have begun to measure their insurance-related emissions

•	Allianz[41] and Aviva,[42] have committed to baselining insurance associated emissions and/or setting targets to limit emissions to net zero by 2050

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30 https://www.wsj.com/business/state-farm-california-pulled-plug-fires-c702fff8

31 https://www.washingtonpost.com/climate-environment/2023/06/09/investigation-insurance-companies-fossil-fuels/

32 https://www.bloomberg.com/news/articles/2023-11-09/insurers-back-oil-and-gas-industry-amid-rising-climate-threat?embedded-checkout=true

33 https://www.nytimes.com/interactive/2024/12/18/climate/insurance-non-renewal-climate-crisis.html

34 https://huffman.house.gov/media-center/press-releases/reps-huffman-and-jones-call-out-us-insurance-company-for-investing-in-fossil-fuel-projects-despite-climate-risks

35 https://www.budget.senate.gov/download/budget-committee-letters-to-insurance-companies

36 https://www.swissre.com/dam/jcr:b17dff9d-c026-46e6-b3f9-a0839fb5ed65/2024-sustainability-report-en.pdf, 73

37 Climate Transition Plan 2025 - A.S.R. Insuranceasrnl.comhttps://www.asrnl.com › files › klimaattransitieplan, 10

38 https://carbonaccountingfinancials.com/files/institutions_downloads/Achmea-Climate-Transition-Plan-1.pdf, 32

39 https://www.nn-group.com/article-display-on-page-no-index/nn-climate-action-plan-2025-update.htm, 37

40 https://carbonaccountingfinancials.com/files/institutions_downloads/2023-10-Fidelis-ESG-Presentation-MGU-2023-pdf-downloadasset.pdf, 8

41 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2023-web.pdf, 50

42 https://static.aviva.io/content/dam/aviva-corporate/documents/socialpurpose/pdfs/2024-transition-plan.pdf, 39

•	Allianz,[43] Travelers,[44] AIG,[45] and The Hartford[46] have all begun disclosing their financed emissions

A Deloitte survey of 100 US C-Suite executives and ESG leaders of US insurance companies found that 84% of P&C insurers highly or moderately integrate net zero goals into their investment portfolios and 73% into their underwriting.47

In continuing to fall behind the industry and peers in reporting Scope 3 emissions and adjusting Chubb’s climate mitigation policies accordingly, the Company exposes itself to reputational risks and lower profitability than more sustainable competitors.

V.	RESPONSE TO OPPOSITION STATEMENT

Chubb’s statement in opposition questions the reliability and impact of disclosing Scope 3 emissions. The Company’s arguments fail to acknowledge how peers have successfully utilized The Partnership for Carbon Accounting Financials (PCAF) global accounting standard to measure GHG emissions associated with their insurance underwriting and investment portfolios48 and the role Scope 3 emissions play in assessing a Company’s carbon exposure.

Achieving a baseline for relevant Scope 3 emissions for any type of company is an iterative process,49 and Chubb’s peers have begun using or adapting the PCAF methodology

•	PCAF’s standard can be applied to more than 70% of the global property and casualty primary insurance market, and it is aiming to continue to extend its scope.[50]
•	PCAF suggests companies address estimates by assigning data quality scores to their emissions disclosures, recognizing the need for high emitting companies to begin disclosing emissions and that data quality will improve over time.[51]
•	NN group utilizes PCAF for emissions accounting and target-setting while noting imitations on data quality;[52] CitiBank includes a disclaimer of how company valuation changes impact its financed emissions, as well as improvements in PCAF data quality scores over time;[53] Allianz welcomed PCAF by noting that GHG accounting is not meant to estimate emissions of the global economy but can help companies and investors steer climate strategies.[54]

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43 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2023-web.pdf, 54

44 https://asset.trvstatic.com/download/assets/travelers_tcfdreport2023.pdf/93114e88b97011efa5e28e42e80f1a8f, 34

45 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-sustainability-report-2023.pdf, 36

46 https://ewcstatic.thehartford.com/thehartford/the_hartford/files/Comm/cdp-project-submission.pdf, 223

47 https://www2.deloitte.com/us/en/insights/industry/financial-services/executive-insurance-survey.html

48 https://carbonaccountingfinancials.com/files/downloads/pcaf-standard-part-c-insurance-associated-emissions-nov-2022.pdf

49 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf, 15; https://ghgprotocol.org/sites/default/files/2023-03/Scope3_Calculation_Guidance_0%5B1%5D.pdf, 18

50 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

51 https://www.moodys.com/web/en/us/insights/insurance/insurance-associated-ghg-emissions-the-pcaf-measurement-standard.html

52 https://www.nn-group.com/article-display-on-page-no-index/nn-climate-action-plan-2025-update.htm, 37; g-emissions-the-pcaf-measurement-standard 49 https://www.nn-group.com/sustainability/taking-climate-action.htm, 37

53 https://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf, 26

54 https://www.allianzgi.com/en/insights/outlook-and-commentary/scope-3-emissions

Scope 3 disclosures are meant to increase company accountability and track climate mitigation progress over time

•	The Institutional Investor Group on Climate Change (IIGCC) report Chubb quotes claims, “measuring Scope 3 emissions is not to assign emissions ownership but to assess one entity’s carbon exposure,” and that Scope 3 emissions help companies focus engagement on the greatest opportunities to influence real economy decarbonization and better understand transition risk.[55]
•	Forbes notes that financial institutions’ measurement of GHG emissions in their portfolios can strengthen their ESG strategies by allowing identification of hard to abate sectors. It also states that financial institutions should still start preparing their emissions data, first identifying data gaps and then analyzing how to address them.[56]

VI.	CONCLUSION

By disclosing the emissions from Chubb’s underwriting, inuring, and investment activities, Chubb and its investors will better respond to the physical, transition, regulatory, competitive, and reputational risks of climate change, as well as understand if and how the Company's current underwriting and investing strategies are mitigating those risks.

Shareholders are urged to vote FOR the proposal asking Chubb to issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from its underwriting, insuring, and investment activities.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Agenda Item No. 13 following the instructions provided on the management’s proxy mailing.

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55 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf, 6 & 13

56 https://www.forbes.com/sites/deloitte/2021/12/15/measuring-up-financial-institutions-and-emissions/